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                             January 10, 2024

       Siu Ming Law
       Executive Director and Chief Executive Officer
       Great Restaurant Development Holdings Ltd
       Ground Floor and 1st Floor
       No. 73 Chung On Street
       Tsuen Wan, New Territories
       Hong Kong

                                                        Re: Great Restaurant
Development Holdings Ltd
                                                            Amendment No. 4 to
Draft Registration Statement on Form F-1
                                                            Submitted December
29, 2023
                                                            CIK No. 0001990643

       Dear Siu Ming Law:

            We have reviewed your amended draft registration statement and have the following comment.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 4 to Draft Registration Statement on Form F-1, Submitted December 29, 2023

       Index to Consolidated Financial Statements, page F-1

   1. Pursuant to Item 8.A.4 of Form 20-F, please provide audited financial statements that are no more than twelve
months old. Alternatively, to the extent you meet the 15-
                                                        month criteria outlined
in Instruction 2 to Item 8.A.4, please file the necessary
                                                        representations as an
exhibit to the registration statement.
 Siu Ming Law
FirstName  LastNameSiu  Ming Law
Great Restaurant Development Holdings Ltd
Comapany
January 10,NameGreat
            2024      Restaurant Development Holdings Ltd
January
Page 2 10, 2024 Page 2
FirstName LastName
       Please contact Aamira Chaudhry at 202-551-3389 or Joel Parker at 202-551-3651 if you
have questions regarding comments on the financial statements and related matters. Please contact Nicholas Nalbantian at 202-551-7470 or Dietrich King at 202-551-8071 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Trade &
Services
cc:      William S. Rosenstadt